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                                June 21, 2024

       Yishai Cohen
       Chief Executive Officer
       Landa App 3 LLC
       20 West 22nd Street
       New York, NY 10010

                                                        Re: Landa App 3 LLC
                                                            Post Qualification
Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 6, 2024
                                                            File No. 024-11815

       Dear Yishai Cohen :

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post Qualification Amendment No. 3 to Offering Statement on Form 1-A

       Management's Discussion and Analysis, page 50

   1. We note your disclosure on page 49 regarding bridge loans related to the properties and that three of the
Series' properties bridge loans have matured. Please provide more detailed disclosure
regarding all of the bridge loans, including the counterparties to the loan agreements and the
terms of the loans. With respect to the matured loans, please disclose the maturity
date, the amount owed, and the steps taken so far to renegotiate the terms or otherwise
secure replacement financing. Please discuss the likelihood of being able to secure further
financing as it relates to each series. Please clarify if the company is in a financial position
to prevent the foreclosure of the properties if you are not able to secure further
financing. If not, please clarify if the value of properties of the respective individual series are
sufficient to address the outstanding amounts owed, or if it is likely that the counterparties
could seek to recover additional amounts owed from the other series.
 Yishai Cohen
Landa App 3 LLC
June 21, 2024
Page 2
General

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemption program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. We urge you to consider all the elements of your share repurchase program in
       determining whether the program is consistent with relief granted by the Division of
       Corporation Finance. To the extent you have questions about the tender offer rules, you
       may contact the Division   s Office of Mergers and Acquisitions at
202-551-3440. Further,
       we note that you may conduct the share redemption program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your
       share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted
       Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the
       Division of Trading and Markets at 202-551-5777.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameYishai Cohen
                                                             Division of
Corporation Finance
Comapany NameLanda App 3 LLC
                                                             Office of Real
Estate & Construction
June 21, 2024 Page 2
cc:       Oren Litwin, Esq.
FirstName LastName